UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Cognyte Software Ltd.
(Name of Issuer)

Ordinary Shares, no par value	M25133105
(Title of class of securities)	(CUSIP number)

Value Base Ltd.
c/o Tsahy Alon, General Counsel
23 Yehuda Halevi St.
Tel-Aviv 6513601, Israel
Telephone: +972-3-622-3381
with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn: Ron Ben-Menachem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2024 (1)
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)	Represents the date of the Reporting Persons’ most recent acquisition of Ordinary Shares of the Issuer, as reported in this Schedule 13D.

(Continued on following pages)

CUSIP No. M25133105	Page 2 of 11
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,852,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,852,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,852,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.53%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2024).

CUSIP No. M25133105	Page 3 of 11
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,852,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,852,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,852,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.53%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in the Issuer's Form 6-K filed with the SEC on September 6, 2024).

CUSIP No. M25133105	Page 4 of 11
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC/PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,852,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,852,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,852,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.53%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in the Issuer's Form 6-K filed with the SEC on September 6, 2024).

CUSIP No. M25133105	Page 5 of 11
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Ido Nouberger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,852,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,852,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,852,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.53%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in the Issuer's Form 6-K filed with the SEC on September 6, 2024).

CUSIP No. M25133105	Page 6 of 11
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Victor Shamrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,852,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,852,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,852,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.53%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in the Issuer's Form 6-K filed with the SEC on September 6, 2024).

CUSIP No. M25133105	Page 7 of 11
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Tal Yaacobi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,852,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,852,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,852,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.53%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in the Issuer's Form 6-K filed with the SEC on September 6, 2024).

Explanatory Note

This Amendment No. 5 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on June 26, 2024, as amended by Amendments No. 1-4 thereto filed on July 25, 2024, August 7, 2024, August 21, 2024 and August 27, 2024 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), of Cognyte Software Ltd., a company incorporated in Israel (“Cognyte”, the “Company” or the “Issuer”), having its principal executive offices at 33 Maskit Street, Herzliya Pituach 4673333, Israel.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 11-12, 2024, VBF LP invested approximately $922,494 of its equity to acquire 146,000 additional Ordinary Shares it holds directly.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b)

As of the date hereof, Harmony GP may be deemed to be the beneficial owner of the 1,114,585 Ordinary Shares held directly by Harmony LP, which represent approximately 1.55% of the number of Ordinary Shares outstanding.

As of the date hereof, VBF GP may be deemed to be the beneficial owner of the 3,123,122 Ordinary Shares held directly by VBF LP, which represent approximately 4.34% of the number of Ordinary Shares outstanding.

As of the date hereof, Value Base owns directly (and therefore is deemed the beneficial owner of) 1,469,213 Ordinary Shares. As the sole owner of Harmony GP and the controlling shareholder of VBF GP, Value Base may be deemed the indirect beneficial owner of 1,114,585 and 3,123,122 Ordinary Shares beneficially owned by Harmony LP and VBF LP, respectively, which together with the Ordinary Shares it owns directly aggregate to 5,706,920 Ordinary Shares representing approximately 7.94% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Shamrich owns directly (and therefore is deemed the beneficial owner of) 671,354 Ordinary Shares and, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 5,706,920 Ordinary Shares beneficially owned by Value Base, which together with the Ordinary Shares he owns directly aggregate to 6,378,274 Ordinary Shares representing approximately 8.87% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Nouberger owns directly (and therefore is deemed the beneficial owner of) 472,400 Ordinary Shares and, who together with Mr. Shamrich controls Value Base, may be deemed the indirect beneficial owner of 5,706,920 Ordinary Shares beneficially owned by Value Base, which together with the Ordinary Shares he owns directly aggregate to 6,179,320 Ordinary Shares representing approximately 8.59% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Yaacobi owns through a wholly-owned company (and therefore is deemed the beneficial owner of) 2,000 Ordinary Shares, which represent approximately 0.003% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), each of Harmony GP, VBF GP, Value Base, Mr. Shamrich, Mr. Nouberger and Mr. Yaacobi may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 6,852,674 Ordinary Shares held in the aggregate by the Reporting Persons, which represent approximately 9.53% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in the Issuer's Form 6-K filed with the SEC on September 6, 2024).

(c) Information concerning transactions in the Ordinary Shares effected by the Reporting Persons during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less, is set forth in Schedule A hereto and is incorporated herein by reference.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 16, 2024

Value Base Ltd.

/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger	Victor Shamrich
Title: CEO	Chairman

Value Base Fund General Partner Ltd.
By: Value Base Fund Management Ltd.

/s/ Ido Nouberger*	/s/ Victor Shamrich*
Name: Ido Nouberger	Victor Shamrich
Title: Director	Director

Value Base Hedge Fund Ltd.

/s/ Ido Nouberger**	/s/ Victor Shamrich**
Name: Ido Nouberger	Victor Shamrich
Title: Director	Director

/s/ Ido Nouberger
Ido Nouberger

/s/ Victor Shamrich
Victor Shamrich

/s/ Tal Yaacobi
Tal Yaacobi

* Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to the Schedule 13D.

** Evidence of signature authority on behalf of Value Base Hedge Fund Ltd. is attached as Exhibit 3 to the Schedule 13D.

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares that were effected by the Reporting Persons during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less. All transactions were effected in the open market through a broker.

Trade Date	Purchaser	Transaction	Number of Shares	Price Per Share ($)
September 11, 2021	VBF GP	Buy	126,000	6.32
September 12, 2021	VBF GP	Buy	20,000	6.33